July 11, 2007

VIA DIRECT TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           PG&E Corporation Registration Statement on Form S-3 No. 333-144494
(File No. 1-12609)

Ladies and Gentlemen:

Pursuant to Securities and Exchange Commission Rule 477, we request that the Securities and Exchange Commission withdraw the registration statement on Form S-3 filed by PG&E Corporation on July 11, 2007.  Although the registration statement relates to a dividend reinvestment plan, the EDGAR submission was tagged improperly.  Instead of tagging the registration statement as Form S-3D it was tagged as Form S-3.  No securities were sold in connection with the dividend reinvestment plan which will become effective on October 1, 2007.

If you have any questions regarding this matter, please call me at (415) 817-8204.

Sincerely,

KATHLEEN HAYES

Kathleen Hayes